EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Six Months Ended June 30,
	2009		2008
Earnings:
Income (loss) from continuing operations before income tax expense (1)(2)	$46,546		$(338,982)
Fixed charges	51,724		46,245
Interest capitalized	(1,944)		(3,486)
Preferred dividends	(900)		(787)
Amortization of previously capitalized interest	261		118

Total	$95,687		$(296,892)

Fixed Charges:
Interest cost and debt expense	47,500		40,565
Interest capitalized	1,944		3,486
Preferred dividends	900		787
Interest allocable to rental expense(3)	1,380		1,407

Total	$51,724		$46,245

Ratio of Earnings to Fixed Charges	1.8	x	— (4)

(1)	Includes a gain on asset sale of $109.9 million and a non-cash loss recognized on derivatives of $46.5 million for the six months ended June 30, 2009.

(2)	Includes a non-cash loss recognized on derivatives of $258.0 million and a non-recurring cash derivative unwind expense of $116.1 million for the six months ended June 30, 2008.

(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(4)	Due to the Partnership’s loss for the six months ended June 30, 2008, its earnings were insufficient to cover its fixed charges by $343.1 million.